UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2007

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On May 18, 2007, ASAT Holdings Limited (the “Company”) issued a press release announcing senior management appointment and changes. A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: May 21, 2007
	By:	/s/ KEI W. CHUA
	Name:	Kei W. Chua
	Title:	Acting Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated May 18, 2007, announcing senior management appointment and changes.

Exhibit 99.1

ASAT Holdings Limited Appoints Industry Veteran

Ernest Tan as Senior Vice President of Operations

Company Announces Additional Senior Management Changes

HONG KONG and MILPITAS, Calif., – May 18, 2007 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced the appointment of Ernest Tan as senior vice president of operations. Mr. Tan, who will be based in Dongguan, China and report to Tung Lok Li, acting CEO of ASAT Holdings, succeeds Jerry Herrera, senior vice president of manufacturing, who resigned to pursue other interests.

Mr. Tan brings over 30 years of operational experience from the electronics industry to ASAT Holdings. Prior to joining ASAT, Mr. Tan held senior level operational roles for Intel, Motorola and Flextronics in Asia, the United States and other regions.

“Ernest has a proven record of success running several large operations for leading electronics companies, and I believe his background will be a great addition to the ASAT team,” said Mr. Li. “We look forward to Ernest’s contributions and are confident he will drive improvements in our operating performance during the next phase of our growth.”

Separately, the Company announced the resignation of Florence Mui, vice president of corporate development and supply chain management. Her responsibilities have been assumed by existing personnel within the Company.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 18 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This press release may contain statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the ability of ASAT’s management to effectively lead the company, the risk that ASAT may not be able to attract qualified people to its management team or retain its existing management and employees, possible disruptions to its business and operations caused by the changes in senior management, and those risks outlined in ASAT’s filings with the Securities and Exchange Commission. ASAT does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com